SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 11, 2004


                                   ----------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures: Press release dated June 10, 2004 - Turkcell Reports Q1 2004 Results

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:  June 11, 2004                  By:  /s/ MUZAFFER AKPINAR
                                          ------------------------

                                               Name:    Muzaffer Akpinar
                                               Title:   Chief Executive Officer

[TURCELL logo]


                                                           FOR IMMEDIATE RELEASE


            TURKCELL ILETISIM HIZMETLERI A.S. REPORTS Q1 2004 RESULTS

                         "Solid operational performance"


Istanbul, Turkey, June 10, 2004 - Turkcell (NYSE:TKC, ISE:TCELL),
(www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the quarter ended March 31, 2004. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Unlike Turkcell's previous quarterly financial results announcements, figures in parentheses following the operational and financial results of the first quarter of 2004 refer to the same item in the first quarter of 2003 and not to the same item in the fourth quarter of 2003. Since the fourth quarter 2003 financial figures include the full impact of the additional legal provisions provided for the interconnection revenue dispute with Turk Telekom, comparisons of Turkcell's financial and operational performance in this quarter against the fourth quarter of 2003 does not adequately highlight the trends and developments in Turkcell's business.

--------------------------------------------------------------------------------
Highlights of the Quarter
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

o The continuing macroeconomic improvement, coupled with strong consumer sentiment, bolstered Turkcell's first quarter 2004 operational results.

o Turkcell increased its subscriber base by 3.6% to 19.7 million in the first quarter of 2004 from 19.0 million at the end of 2003.

o Revenues increased to US$746 million in the first quarter of 2004 (US$491 million).

o Turkcell's EBITDA* reached US$337 million in the first quarter of 2004 (US$232 million).

o    Turkcell recorded net income of US$126 million for Q1 2004 (US$40 million).

o Turkcell shareholders have approved dividend distribution at the Annual General Shareholders Meeting held on June 4, 2004.

o Turkcell working teams have been established for the Ukrainian and Iranian markets. Progress is being made towards the establishment of operations.

--------------------------------------------------------------------------------


* EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of EBITDA to net cash provided by operating activities.

Comments from the CEO, Muzaffer Akpinar
--------------------------------------------------------------------------------

Turkcell's strong operational performance has extended into 2004 and we recorded a successful first quarter. We maintained our stable subscriber growth in the first quarter of 2004, with subscribers at the end of the period totaling 19.7 million, a 3.6% increase from the end of 2003. More importantly, we increased our profitability and further created value for our shareholders and business partners.

The operating environment in the first quarter of 2004 did not differ significantly from year-end 2003, remaining stable with positive macroeconomic indicators in the first quarter. However, during the first two months of second quarter, the turbulence in the financial markets following the Cyprus referendum, the unfavorable outlook created by expectations of an interest rate increase by the U.S. Federal Reserve Bank and internal political developments resulted in some volatility in the foreign exchange and fixed income markets. Our expectations, however, still remain in line with the government's year-end macroeconomic targets and we expect that the volatility we have seen so far will have only a limited impact on our operations.

In the telecommunications sector, an important development was that the Telecommunication Authority started to issue new licenses for long distance carriers. Although the liberalization of the telecommunications sector was announced in the beginning of 2004, the granting of long distance licenses represents the first stage of the liberalization of the sector. It is still too early to comment on the impact of this development on mobile phone carriers. On another front, the Privatization Administration continued to take steps regarding the privatization of Turk Telekom. The bidding phase is due to start on July 15, 2004. As one of the leading players of the telecommunications sector, we will continue to closely monitor the transformation of the sector.

Meanwhile, Turkcell finalized the acquisition of Digital Cellular Communication ("DCC") in the Ukraine and began setting up our GSM1800 operations there. In Iran, the groundwork continues to be laid as we approach the establishment of Irancell and the signing of our license agreement. We have set up working groups to carry out the necessary studies and to fulfill registry requirements. Our negotiations with vendors and banks continue for both vendor and bridge financing to be provided to Irancell and DCC.

Following our improved performance, which was boosted by an improved macro environment in Turkey in 2003, Turkcell had a strong first quarter in 2004 in terms of earnings and expansion, which we believe is an indication of a promising year ahead. Although it is too early to draw any conclusions with the Turkish telecommunications sector set for a year of transformation, we will remain alert to ensure the right balance between our revenue goals and customer needs and perceptions.

Overview
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Summary of Financial and Operational Data
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                 Q4 2003*    Q1 2003    Q1 2004
--------------------------------------------------------------------------------
Number of total subscribers (million)                19.0       16.3       19.7
--------------------------------------------------------------------------------
Number of post-paid subscribers (million)             4.8        4.7        4.9
--------------------------------------------------------------------------------
Number of pre-paid subscribers (million)             14.2       11.6       14.8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Average revenue per user, blended (US$)               6.7       10.1       12.7
--------------------------------------------------------------------------------
Average revenue per user, postpaid (US$)             19.3       20.7       28.8
--------------------------------------------------------------------------------
Average revenue per user, prepaid (US$)               2.4        5.7        7.4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Churn (%)                                             3.1        4.5        3.2
--------------------------------------------------------------------------------
Minutes of usage, blended, per month                 57.5       50.8       56.4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Revenue (US$ million)                               379.8      491.1      745.5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA** (US$ million)                             (158.3)     232.3      337.2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Translation Gain/(Loss) (US$ million)               (26.3)      (1.1)     (20.2)
--------------------------------------------------------------------------------
Net Income/(Loss) (US$ million)                     (14.3)      39.5      126.2
--------------------------------------------------------------------------------

All figures are quarterly other than subscriber numbers.

* The fourth quarter of 2003 summary financial data exhibit the full effect of the additional net legal provisions provided during the fourth quarter of 2003, which was in the amount of US$539 million. Although Turkcell had not made any major provision with respect to the interconnection revenue dispute with Turk Telekom prior to the fourth quarter of 2003, recent developments had created uncertainties concerning the case and, accordingly, Turkcell management decided to set aside an additional provision of US$462 million, including interest, related to this case as of December 31, 2003. Please refer to our 2003 year-end financial announcement press release dated April 21, 2004 for a detailed explanation of the additional legal provisions set aside in the fourth quarter of 2003. The effects of the additional legal provisions should be taken into account when reading the comparables made between related quarterly results.

* EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of EBITDA to net cash used for operating activities.


Favorable operating environment continued in 2004

The improvement in the macroeconomic environment and the positive consumer sentiment created after the first quarter of 2003 continued through to the beginning of 2004. Consequently, Turkcell extended its strong operating performance into 2004 and generated US$745.5 million (US$491.1 million) in revenues in the first quarter of 2004, a year-on-year increase of 52%. Revenue generation was also stronger than the US$379.8 million in the last quarter of 2003 (US$619.6 million before the impact of new additional legal provisions - please refer to our 2003 year-end financial announcement press release dated April 21, 2004, for a detailed explanation of the additional legal provisions set aside in the fourth quarter of 2003).

The strong revenue growth also affected the bottom line and Turkcell's net profit amounted to US$126.2 million (US$39.5 million) in the first quarter of 2004 compared to the same period in 2003.

Funding

As previously stated, Turkcell secured US$100 million in the form of syndicated Murabaha on January 16, 2004, to be used for equipment purchases. Turkcell has drawn US$75 million of this facility to date. In addition, Turkcell secured a US$200 million bank loan provided equally by Akbank and Garanti, two of the leading banks in Turkey, in February 2004. All these transactions were part of Turkcell's efforts to actively manage its debt portfolio, lower its borrowing costs and extend the maturity of its debt. These borrowings elevated Turkcell's gross debt to US$853 million at March 31, 2004 from US$630 million at year-end 2003.

Subscribers choice

Turkcell's Customer Relationship Management, churn prevention efforts, coupled with macroeconomic improvement, led to favorable subscriber growth in the first quarter of 2004. Despite the growing number of subscribers and in particular the increasing percentage of prepaid customers, Turkcell's churn level was 3.2% in Q1 2004, which was significantly lower than last year's first quarter figure of 4.5% and almost the same as the previous quarter figure of 3.1%. In the meantime, Turkcell's acquisition cost per customer ("SAC"), dropped to US$22.5 in Q1 2004 from US$28.8 in the previous quarter.

Turkcell continued to be the first choice of new subscribers and its subscriber base expanded to 19.7 million in the first quarter of 2004, from 19.0 million at the end of 2003. Turkcell added 677,948 net new subscribers in the first quarter, a 15% increase on the 589,000 net new subscribers in the first quarter of 2003. Turkcell's number of postpaid subscribers increased to 4.9 million and the number of prepaid subscribers reached 14.8 million, bringing the percentage of prepaid subscribers to 75%.

Positive consumer sentiment continues

The favorable macroeconomic environment continues to fuel positive consumer sentiment. Accordingly, despite the 2% slide in Turkcell's blended monthly minutes of usage ("MoU") in the first quarter of 2004 compared to the previous quarter, MoU rose to 56.4 minutes (50.8 minutes) in the first quarter of 2004, recording a year-on-year growth of 11%. Regarding the year-on-year comparison, it should be kept in mind that the war in Iraq had an adverse impact on Q1 2003's consumer sentiment and thus on operating performance.

Nevertheless, the blended average revenue per user ("ARPU") improved in the first quarter of 2004 compared to both the previous quarter and the first quarter of last year. ARPU during the first quarter of 2004 reached US$12.7 (US$10.1), a 26% rise mostly attributable to the appreciation of the TL, price adjustments that totaled 7% in 2003 and an increase in MoU. Please refer to our 2003 year-end financial announcement press release dated April 21, 2004 for a detailed explanation of the additional legal provisions set aside in the fourth quarter of 2003.

Major Regulatory Developments
--------------------------------------------------------------------------------

As a part of the liberalization efforts in the Turkish telecommunications sector, the initial steps are being taken regarding long distance carrier business. The Telecommunication Authority ("TA") has commenced granting long distance carrier licenses as of May, 2004. The new operators are allowed now to offer domestic and international Long Distance services. As a result, a decrease in international and domestic long distance pricing is expected. It is still too soon to assess the possible impact of lowering of long distance pricing on mobile operators. The new long distance companies may become operational in several months, upon signing of the relevant interconnection agreements. Turkcell will continue to monitor the market and evaluate the impact of new long distance and international tariffs as well as the calling behavior of consumers.

On June 5, 2004 a new directive was printed on the Official Gazette and the TA nominated Turkcell as in "dominant position" in the Turkish mobile telecommunication services market. Along with Turkcell `TA' has also declared Turk Telekom ("TT") to be considered as "actual monopoly," changing its earlier nomination of TT from "dominant position" player in the fixed line business. Previously on September 2003, the TA had also designated Turkcell as an `'operator holding significant market power" in the mobile telecommunications market. We believe Turkcell will be subject to similar regulation as before.

Major Legal Developments
--------------------------------------------------------------------------------

Turkcell had set aside US$1,181 million as net legal provisions in 2003 year-end, including US$539 million that was recorded during the fourth quarter mostly relating uncertainties that emerged regarding the interconnection revenue dispute with Turk Telekom. Turkcell's legal provisions totaled US$1,278 million as of March 31, 2004, a net increase of US$97 million.

As highlighted in Turkcell's YE 2003 press release, its estimates of the required provisions are based upon an analysis of potential outcomes to these cases, assuming a combination of litigation and settlement strategies.

--------------------------------------------------------------------------------
Dispute concerning the definition of the gross revenue and the calculation of the 15% Treasury share
--------------------------------------------------------------------------------

Previously, Turkcell stated that the International Court of Arbitration of the International Chamber of Commerce ("ICC") had issued its verdict regarding Turkcell's petition for the definition of items that should be included within the "gross revenue" item used for the calculation of the 15% Treasury share payment (please refer to our press release dated January 9, 2004). The ICC's decision stated that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the late payment interest charges and taxes collected by Turkcell under its "tax responsibility" should be excluded.

Subsequently, the Treasury and the Telecommunication Authority ("TA") filed a petition in the Ankara 20th Civil Court, requesting cancellation of parts of the aforementioned decision in favor of Turkcell by the ICC. The Civil Court granted the petition of the Turkish Treasury and the TA and thus cancelled the ICC ruling with respect to the taxes and the late payment interest charges on the grounds that it conflicts with a ruling issued by the Danistay, the highest administrative court in Turkey.

Turkcell will file an appeal against this ruling when it receives the official written statement of the Civil Court.

--------------------------------------------------------------------------------
Dispute concerning infrastructure usage with Turk Telekom
--------------------------------------------------------------------------------

In 2001, Turk Telekom issued a new "Infrastructure Usage Directive," demanding price increases in infrastructure usage fees, which Turkcell considered unacceptable. Consequently, Turkcell filed a petition at the Ankara 1st Commercial Court for the cancellation of the new Directive. At the same time, Turkcell obtained an injunction from the Ankara 22nd Civil Court and secured the continuation of Turk Telekom's services, subject to conflict, without interruption.

During the session dated May 13, 2004, the Ankara 1st Commercial Court rejected Turkcell's filing and ruled that the new "Infrastructure Usage Directive" should be effective and for the removal of the injunction obtained by Turkcell.

Turkcell will file an appeal against this ruling after receiving the official written statement of the Court.

International Structure
--------------------------------------------------------------------------------

Turkcell incorporated a new holding company, Turktell Uluslararasy Yatirim Holding Anonim Sirketi (i.e., Turktell International Investment Holding A.S.), with a 99.9% shareholding. The registered capital of the company is TL63 trillion (equivalent to US$50 million during the establishment of the company. The new company will become the holding company for Turkcell's GSM operations abroad in Iran and Ukraine, while CIS operations will continue to be managed through Fintur International.

Fintur International: Growth continues...

Fintur International continued its strong growth in the first quarter of 2004 and the GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added 294,000 net new subscribers, raising the total number of subscribers to approximately 2.7 million as of March 31, 2004 (2.4 million as of December 31, 2003). Furthermore, the first quarter 2004 revenues were US$109 million (US$65 million), a 68% increase compared to the first quarter of 2003. Turkcell owns 41.45% of Fintur and accounts for its investment using the equity method.

Fintur has limited contribution to Turkcell, as its financials are reflected on Turkcell's financials according to the equity pickup method. Nevertheless, although Fintur has smaller scale of operations, the respective companies operate in markets with low penetration levels, promising major growth potential. All of Fintur's subsidiaries lead their respective markets. Turkcell is quite pleased with current contribution of its Fintur companies

Ukraine: Work in progress...

The acquisition of DCC has been completed and the new company has begun work under the guidance of the new Board of Directors and management team. DCC's financial statements will be consolidated in Turkcell's financials beginning in the second quarter of 2004. For background information regarding Turkcell's investment in the Ukraine, please refer to our 2003 year-end financial results announcement dated April 21, 2004.

Iran: Working teams are being formed...

As in the case of DCC, management team is being established for Iran and has started conducting the necessary studies prior to the establishment of Irancell and signing of the license agreement. In the meantime, the necessary documents are being prepared and the steps taken for registering Irancell. In addition to these efforts, Turkcell continues to shape the funding structure of Irancell. Recently, Turkcell's Board of Directors decided to participate in the capital increase of the East Asian Consortium B.V., established in the Netherlands for Irancell investment, and to guarantee the (euro)100 million credit that will be obtained from a Turkish bank. The details of these decisions can be found in our announcement dated May 27, 2004. For background information regarding Turkcell's investment in Iran please refer to our 2003 year-end financial results announcement dated April 21, 2004.

Dividend
--------------------------------------------------------------------------------

Until this year, Turkcell was unable to make dividend payments due to its accumulated balance sheet loss under the previous Turkish Accounting Standards. However, as of year-end 2003, Turkcell began reporting its financial results according to the new accounting standards which generally comply with International Financial Reporting Standards ("IFRS"), thereby eliminating the accumulated loss.

Following the approval of shareholders at the Annual General Assembly dated June 4, 2004, Turkcell will distribute TL236,317,210 million in dividends from its 2003 distributable net income to its shareholders. The dividend will be in the form of a 50% cash and 50% share distribution. The stock dividend will be distributed by adding TL118,158,605 million of the total dividend amount to Turkcell's paid-in capital, which will translate into a 23.63% dividend per share. The rest of the distributable income, totaling TL118,158,605 million, will be distributed to Turkcell shareholders in cash. As all of this amount was generated with incentives granted before April 24, 2003, it will not be subject to withholding tax and will be distributed equally to shareholders. Accordingly, the cash dividend will be TL236.32 per ordinary share for all shareholders.

--------------------------------------------------------------------------------
Financial and Operational Review
--------------------------------------------------------------------------------

Unlike Turkcell's previous quarterly financial results announcements, figures in parentheses following the operational and financial results of the first quarter of 2004 refer to the same item in the first quarter of 2003 and not to the same item in the fourth quarter of 2003. Since the fourth quarter of 2003 financial statements include the full impact of the additional legal provisions provided for the interconnection revenue dispute with Turk Telekom, comparisons of Turkcell's financial and operational performance in this quarter against the fourth quarter of 2003 does not adequately highlight the trends and developments in Turkcell's business. Please refer to our 2003 year-end financial announcement press release dated April 21, 2004, for a detailed explanation of the additional legal provisions set aside in the fourth quarter of 2003. Please note that the impact on the Turkish economy of military action against Iraq reflected negatively on the operating environment in the first quarter of 2003. For your information, selected financial information for the fourth quarter of 2003 is included at the end of this press release.

Subscribers

Turkcell's net new additions totaled 677,948 (589,000), an increase of 15%, and climbed to 19.7 million in the first quarter of 2004. New gross subscribers acquired in the first quarter of 2004 consisted of 15% postpaid and 85% prepaid, a change in favor of postpaid subscribers (11% in the fourth quarter of 2003).

Turkcell's subscriber base expanded to 19.7 million as of March 31, 2004, from
19.0 million as of December 31, 2003, an increase of 3.6%.

Revenues

Turkcell sustained strong revenue growth in the first quarter of 2004 compared to both the same quarter last year and the previous quarter. Turkcell generated US$745.5 million (US$491.1 million) in revenues in the first quarter of 2004, a year-on-year rise of 52% mostly attributable to consistent subscriber growth, appreciation of the TL against US$ and increase in MoU. The upward price adjustments in March and December of 2003, amounting to 7%, were an additional factor.

ARPU

Similar to the revenue increase, Turkcell's blended ARPU also improved in the first quarter, climbing to US$12.7 (US$10.1), a 26% increase year-on-year. This was a result of the continued positive consumer sentiment that started building up after the first quarter of 2003. Furthermore, price adjustments were another factor that supported the upswing in blended ARPU relative to the last quarter of 2003 and relative to the 2003 blended ARPU of US$10.6. Turkcell made a 2.2% price adjustment in the beginning of December 2003.

In the first quarter of 2004, postpaid ARPU reached US$28.8 (US$20.7) registering growth of 39%, while prepaid ARPU also surged by 30% and totaled US$7.4 (US$5.7).

MoU

Turkcell's blended monthly minutes of usage (MoU) amounted to 56.4 minutes (50.8 minutes) and registered a significant development in the first quarter of 2004 compared to the same period last year (up 11%). However, due to seasonality, the MoU in the first quarter of 2004 posted a slight decline of 2% from 57.5 minutes in the fourth quarter of 2003. The superior MoU compared to the same period in 2003 is mainly attributable to improved consumer sentiment following the Iraq dispute's negative impact on the first quarter of 2003 coupled with volume and segment based campaigns.

EBITDA

The favorable revenue generation also impacted on EBITDA, as Turkcell's EBITDA jumped to US$337.2 million (US$232.3 million), a year-on-year rise of 45%.

Translation loss

Turkcell posted a translation loss of US$20.2 million (US$1.1 million) in the first quarter of 2004. As most of the legal reserves are TL denominated, the appreciation of the TL against the US$ elevated the translation loss.

Churn rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. Turkcell's Q1 2004 churn rate remained stable at 3.2% (4.5%) compared to the previous quarter (3.1%). Nevertheless, as with our improved revenue generation, the improvement in consumer sentiment and Turkcell's enhanced retention efforts including mass loyalty programs resulted in a 29% year-on-year contraction in churn in the first quarter of 2004.

Profit & Loss And Balance Sheet Statements
--------------------------------------------------------------------------------

Net income

The strong operational performance yielded strong earnings as Q1 2004 net profit totaled US$126.2 million (US$39.5 million), compared to the same period in 2003. Turkcell realized a US$14.3 million net loss in the previous quarter, which was distorted by the additional legal provisions amounting to US$539 million.

Direct cost of revenues

The direct cost of revenues, including depreciation and amortization, was US$433.0 million for the first quarter 2004 (US$326.7 million). As a result of the rise in revenue, the treasury share and interconnection expenses also increased in the first quarter of

2004. The appreciation of TL against US$ is another important reason for the increase.

Depreciation and amortization

Depreciation and amortization expenses remained stable at US$104.5 million (US$105.1 million) in the first quarter of 2004.

Selling and marketing expenses

Selling and marketing expenses climbed to US$76.0 million (US$49.0 million) in the first quarter of 2004, a 55% increase compared to the first quarter of 2003. The rise in selling and marketing expenses was in line with Turkcell's growth, as its proportion to revenues remained flat at 10% in the first quarter of 2004 versus the same period last year. Besides, Q1 2003 was the period of Iraqi war, which resulted in a decrease in overall advertisement expenses in Turkey.

General and administrative expenses

As in the case of selling and marketing expenses, the proportion of Turkcell's general and administrative expenses to revenues fell to 4% in the first quarter of 2004 compared to 5% in the first quarter of 2003. Turkcell spent US$29.3 million (US$22.2 million) in the first quarter of 2004, a year-on-year increase of 32%.

Equity in net income of unconsolidated investees

Equity in net income of unconsolidated investees was US$7.9 million (US$2.2 million) in the fourth quarter of 2004.

Net interest expense

Net interest expense decreased 33% to US$40.5 million (US$60.2 million) for the first quarter of 2004 due to the repayment of principal portion of loans.

Total assets

In the first quarter of 2004, Turkcell's total assets increased 42% to US$4,364.3 million (US$3,071.9 million) compared to the first quarter of 2003. Total assets amounted to US$3,867.3 million as of December 31, 2003.

Capex

Turkcell's capital expenditures amounted to US$53.2 million (US$50.6 million) in the first quarter of 2004, which is in line with the previous guidance for 2004 at approximately US$200 million.

Debt

As of March 31, 2004, Turkcell has a total indebtedness of US$852.6 million (US$1,048.9 million).

Reconciliation of Non-GAAP Financial Measures

The SEC recently adopted new rules regarding the use of non-GAAP financial measures. We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry that enhance the understanding of our operating results and assist in the evaluation of our capacity to meet our financial obligation. We also use EBITDA as an internal measurement tool and accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

                                                    Q1 2003   Q4 2003   Q1 2004
                                                    -------   -------   -------

EBITDA                                                232.3    (158.4)    337.2
Minority interest                                       0.4       1.1       1.0
Equity in net income of unconsolidated investees        2.2       5.8       7.9
Interest expense                                      (87.7)   (230.0)    (77.4)
Net increase (decrease) in assets and liabilities      74.2     703.2     (49.8)
Net cash provided by operating activities             216.2     307.9     201.1

Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

                               SELECTED FINANCIALS


                                                            -------------   -------------   -------------
                                                            Quarter Ended   Quarter Ended   Quarter Ended
                                                               March 31,     December 31,      March 31,
                                                                 2003           2003             2004
                                                                 ----           ----             ----


Consolidated Statement of Operations Data
 Revenues
     Communication fees                                           475.9           355.7          721.8
     Monthly fixed fees                                             9.0            11.0           11.9
     SIM card sales                                                 4.3             9.6            8.3
     Call center revenues                                           1.6             2.8            2.2
     Other                                                          0.3             0.7            1.3
Total revenues                                                    491.1           379.8          745.5
Direct cost of revenues                                          (326.7)         (481.5)        (433.0)
                                                            -----------     -----------    -----------
Gross profit                                                      164.4          (101.7)         312.5
    General & administrative expenses                             (22.2)          (58.1)         (29.3)
    Selling & marketing expenses                                  (49.0)         (120.9)         (76.0)
                                                            -----------     -----------    -----------

Income  from operations                                            93.2          (280.7)         207.2
Income (loss) from related parties, net                             2.0             0.5            0.5
Net interest expense                                              (60.2)         (197.6)         (40.5)
Other Income (expense), net                                         3.0             2.4           (0.5)
Equity in net income (loss) of unconsolidated investees             2.2             5.8            7.9
Minority interest                                                   0.4             1.1            1.0
Translation  Gain / Loss                                           (1.1)          (26.3)         (20.2)
                                                            -----------     -----------    -----------
Income (loss) before taxes                                         39.5          (494.8)         155.4
Income tax benefit (expense)                                        0.0           480.5          (29.2)
                                                            -----------     -----------    -----------
Net income (loss)                                                  39.5           (14.3)         126.2
                                                            ===========     ===========    ===========

Net income (loss) per share                                     0.00008        (0.00003)       0.00025

Other Financial Data

Gross margin                                                       33.5%          -26.8%          41.9%
EBITDA(*)                                                         232.3          (158.4)         337.2
Capital expenditures                                               50.6            44.2           53.2

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents                                         308.9           582.7          939.3
Total assets                                                    3,071.9         3,867.3        4,364.3
Long term debt                                                    922.7           522.2          707.6
Total debt                                                      1,048.9           630.2          852.6
Total liabilities                                               1,701.3         2,320.0        2,689.7
Total shareholders' equity / Net Assets                         1,370.6         1,547.3        1,674.6
Capital stock                                                     636.1           636.1          636.1

Consolidated Cash Flow Information
Net cash provided by operating activities                         216.2           307.9          201.1
Net cash used in by investing activities                          (60.1)          (44.2)         (66.5)
Net cash used in by financing activities                         (241.2)         (377.2)         222.0




* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 11

                                                    Q1 2003   Q4 2003   Q1 2004
                                                    -------   -------   -------


EBITDA                                                232.3    (158.4)    337.2
Minority interest                                       0.4       1.1       1.0
Equity in net income of unconsolidated investees        2.2       5.8       7.9
Interest expense                                      (87.7)   (230.0)    (77.4)
Net increase (decrease) in assets and liabilities      74.2     703.2     (49.8)
Net cash provided by operating activities             216.2     307.9     201.1